[redacted]

13013781

*AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
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400

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ~~BEGINNING~~XXXXXXXXXXXXXXXXXXXXXXXXX~~AND~~ ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avatar Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 World Trade Center - 32nd Floor
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Timothy Garland (212)266-0780 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036-6523 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/13

OATH OR AFFIRMATION

I, J. Timothy Garland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avatar Capital Group LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None Noted

Signature

Financial & Operations Principal

Title

Charles M. Valenza
Notary Public, State of New York
No. 01VA6019715
Qualified in Nassau County
Term Expires February 9, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)
December 31, 2012
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member
Avatar Capital Group LLC

We have audited the accompanying statement of financial condition of Avatar Capital Group LLC (the "Company") as of December 31, 2012 and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of the financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition, referred to above present fairly, in all material respects, the financial position of Avatar Capital Group LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2013

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 2,121,629
Due from Parent	38,351
Commissions receivable	567,293
Deposit at clearing broker	100,000
Prepaid expenses and other assets	122,040
Investment in affiliate	193,262
Total assets	$ 3,142,575
Liabilities and member's capital	
Liabilities:	
Accounts payable and accrued expenses	$ 79,814
Due to affiliate	347,991
Total liabilities	427,805
Member's capital	2,714,770
Total liabilities and member's capital	$ 3,142,575

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Avatar Capital Group LLC (the "Company") was formed on March 16, 2009 in Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, where its Certificate of Formation was filed with the office of the Secretary of State. The Company is a wholly-owned subsidiary of FXDirectDealer, LLC ("FXDD" or the "Parent").

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a broker-dealer of corporate fixed income and government securities. The Company commenced trading operations on November 1, 2010. All fixed income and government securities transactions are cleared primarily through Pershing, LLC (the "Clearing Broker") or Tradition Asiel Securities, Inc. ("TAS") in certain instances. In 2012 the Company was also an inter-dealer broker of credit derivative swaps on a fully disclosed, name give-up basis.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP").

Offsetting

The Company presents on a net basis certain receivables and payables when the requirement of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20 *Offsetting* are met.

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Commissions Receivable

Commissions receivable represent amounts due from the Clearing Broker.

Deposit at Clearing Broker

Cash held on deposit with the Clearing Broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the Clearing Broker if the minimum cash or security balance on deposit is not maintained.

3. Related-Party Transactions

FXDD provides administrative, employee, office, and other services and facilities to the Company under a service agreement and, in turn, charges a monthly administration fee. Included in due from Parent on the statement of financial condition is $38,351, relating to advances to FXDD for payroll and other expenses paid by FXDD on behalf of the Company.

On November 1, 2010, the Company entered into an income allocation, administrative services and space sharing agreement (the "Agreement") with TAS, an affiliate of the Parent. Under the terms of the Agreement, the Company receives $10,000 per month for rent and administrative expenses. Additionally, TAS shares in all profits earned by the Company equal to 100% of the corporate bond and treasury security commissions earned less certain expenses. Beginning in April 2012, the Company formed a municipal bond desk utilizing a TAS trader who transacted on behalf of the Company. All commissions generated from this desk were paid to TAS to reimburse TAS for associated costs of the desk until November 2012. The Agreement was amended effective November 1, 2012 such that the Company will retain 20% of the gross brokerage revenue earned by the municipal bond desk, with 80% being remitted to TAS for its costs.

Included in due to affiliate on the statement of financial condition is $347,991 relating to the net revenue and expense under the Agreement.

4. Investment in Affiliate

In November 2012 the Company entered into a Memorandum of Understanding ("MOU") with Home Saver Fund Management LLC ("HSFM"), a minority owned and controlled asset manager, which acts as the general partner of limited partnerships, investing in residential mortgage loans. Under the terms of the MOU, the Company is to receive a 17% minority interest in HSFM in exchange for which the Company was to provide working capital to HSFM during the period ending December 31, 2012 in an amount up to $250,000. In addition, HSFM is to receive desk space and technology services from the Company at a cost of $1,500 per month for each user of the services. No such amounts were billed to HSFM during 2012. The MOU also enables the Company to increase its minority interest by providing additional working capital if requested by HSFM. For each additional investment of $75,000 the Company's minority interest will increase by 2.5%. The Company is under no obligation to make additional investments in HSFM.

In accordance with ASC Subtopic 325-20, the Company has determined that its investment in HSFM does not have a readily determinable fair value. The investment is accounted for under the cost method on the Statement of Financial Condition as of December 31, 2012 at cost of $193,262. The Company has not identified any event or change in circumstances that would have a significant adverse effect on the fair value of the investment.

5. Changes in Member's Capital

On January 12, 2012, the Parent made an additional capital contribution to the Company in the amount of $4,500,000.

On December 3, 2012 the Company made a distribution of capital to the Parent in the amount of $6,000,000; and on December 10, 2012 made an additional distribution to the Parent in the amount of $1,000,000. Pursuant to NYSE Arca Rules 4.2(d) and 4.3(d) and pursuant to Securities and Exchange Commission Rule ("SEC") 15c3-1(e)(1) the Company provided notice to FINRA and the SEC of the equity withdrawals.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The minimum net capital requirement is calculated as the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

6. Net Capital Requirements (continued)

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2012, the Company had net capital of $2,435,843, which was $2,335,843 in excess of its required net capital of $100,000.

The Company does not carry the accounts of customers and, accordingly, is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

7. Concentration of Credit Risk

At December 31, 2012, the Company's cash was held at a major financial institution in a non-interest bearing account. Under Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation ("FDIC"). Interest bearing accounts are insured up to $250,000 by the FDIC.

Commissions receivable represent amounts due from the Clearing Broker. At December 31, 2012, the entire balance in commissions receivable is concentrated with the Clearing Broker. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

8. Commissions Receivable and Deposit at Clearing Broker

The Company is required to maintain deposits at the Clearing Broker in order to conduct its business. At December 31, 2012, deposits at the Clearing Broker consisted of cash of $100,000. In addition, the Company has commissions receivable balance of $567,292 with the Clearing Broker.

Management continuously monitors the credit quality of its commissions receivable. The balance as of December 31, 2012 is not past due or impaired.

9. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board ("FASB") Auditing Standards Codification ("ASC") 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. ASC 460 requires a guarantor to recognize, at the inception of a guarantee, for those guarantees that are covered by ASC 460, the fair value of the obligation undertaken in issuing certain guarantees. At December 31, 2012, the Company had no guarantees.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2012, there were no customer balances maintained by the Clearing Broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, requires the disclosure of the fair value of investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As of December 31, 2012, the Company held no financial instruments.

11. Income Taxes

The Company's Parent is a limited liability company that is subject to New York City Unincorporated Business Tax. The Company continues to be a limited liability company which is wholly owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Company's statement of financial condition.

12. Contingencies

The Company has no contingencies that would materially affect the Company's financial position or results of operations.

13. Subsequent Events

In January 2013, under the terms of the MOU with HSFM (see Note 4 above) the Company provided additional funding in the amount of $88,968; raising its total investment in HSFM to $282,230.

In February 2013, the MOU was amended ("Amended MOU") to increase the Company's minority interest from 17% to 23% in exchange for an additional investment of $55,000. Concurrent with the execution of the Amended MOU, the Company made an additional investment of $55,000, raising its minority ownership to 23% and its total investment to $337,230.

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued and has noted no other significant events since the date of the statement of financial condition.

Ernst & Young LLP

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